

SECU] 19007319



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 1 2019

Washington DC
413

SEC FILE NUMBER
8-47039

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2018__ AND ENDING __December 31, 2018__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sprott Global Resource Invest.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1910 Palomar Point Way, Suite 200

(No. and Street)

Carlsbad	CA	92008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, ON Canada M5H 2S5

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Gretchen Carter _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sprott Global Resource Investments, Ltd. _____, as of December 31 _____, 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Gretchen Carter
Signature

FINOP
Title

Jurat Certificate Attached
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT   GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. _____

2. _____

3. _____

4. _____

5. _____

6. _____

      Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me

on this 27th day of February, 20 19,
      Date   Month   Year

by

(1) _____Gretchen Carter_____

(and (2)_____N/A_____),
       Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

```
LAURA ACEVEDO
Notary Public – California
San Diego County
Commission # 2191551
My Comm. Expires May 11, 2021
```

Signature _Laura Acevedo_____
       Signature of Notary Public

Seal
Place Notary Seal Above

──────────── **OPTIONAL** ────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _Form X-17A-5_____ Document Date: _____

Number of Pages: _2_ Signer(s) Other Than Named Above: _____

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF FINANCIAL CONDITION AND
SUPPLEMENTARY INFORMATION

[Expressed in U.S. Dollars]

WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2018



KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto, ON   M5H 2S5
Canada

Telephone: (416) 777-8500
Fax: (416) 777-8818
Internet: www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors
Sprott Global Resource Investments, Ltd.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sprott Global Resource Investments, Ltd. (the Partnership) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Partnership's auditor since 2016.

February 27, 2019
Toronto, Canada

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	1,377,494
Cash and cash equivalents at clearing broker		1,272,031
Securities owned, at fair value (Note 3)		1,088,579
Commissions receivable		372,226
Receivable from affiliates (Note 5)		2,138,279
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $994,504		172,259
Other assets		684,513
Total assets	$	7,105,381

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:

Commissions and salaries payable	$	153,605
Accrued expenses and other liabilities		164,603
Payable to affiliates (Note 5)		1,498,855
Total liabilities		1,817,063

PARTNERS' CAPITAL:

General partner	$	52,884
Limited partner	$	5,235,434
Total partners' capital		5,288,318
Total liabilities and partners' capital	$	7,105,381

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Sprott Global Resource Investments, Ltd. (the "Partnership") is a California limited partnership which was organized on September 24, 1993. On May 25, 2012, Global Resource Investments, Ltd. changed its name to Sprott Global Resource Investments, Ltd. The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The general partner of the Partnership is Rule Investments, Inc. ("RII"). The Partnership generates the majority of its business from the United States and substantially all of the Partnership's assets are located in the United States.

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the customer protection - reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing broker, RBC Capital Markets, LLC ("RBC CM" or "carrying broker") on a fully disclosed basis. As at December 31, 2018, the carrying broker also acts as its custodian for the Partnership's proprietary investments. RBC CM is registered with the SEC and is a member of FINRA; as a result, it is required to maintain minimum levels of regulatory capital at all times. The Partnership's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Partnership is a member.

The Partnership and other affiliated entities are under common ownership and management control of Sprott Inc. ("SII"). The existence of this control could result in the Partnership's operating results or financial position being significantly different from those that would have been obtained if the Partnership were autonomous.

These financial statements have been prepared in accordance with the accounting principles generally accepted in the United States. The significant accounting policies are outlined below.

Securities Valuation

The Partnership records its securities owned on a trade-date basis. A portion of the Partnership's corporate finance revenue may be received in the form of derivative securities, such as warrants, whereby management may determine to hold for an extended period of time should future appreciation be probable. Derivative securities are reported in securities owned on the statement of financial condition.

The Partnership values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Partnership's own data.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair

value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Partnership values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at the bid price on the last business day of the year.

Over-the-counter ("OTC") contracts have market prices that can be observed in the marketplace. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported market price. These securities are included in Level 1 of the fair value hierarchy for actively traded markets and Level 2 of the fair value hierarchy for markets that are not actively traded.

Restricted securities of publicly traded companies are valued at the fair value of the public company's publicly traded securities less a discount. The Partnership discounts the unrestricted fair values based upon various factors such as the length of the restriction period. These securities are included in Level 2 of the fair value hierarchy.

The Partnership's investments in private companies consist of direct private equity investments. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by the Partnership's management are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, comparable transactions and the overall stability of the principal market where the security would trade if the security were public. These non-public securities are included in Level 3 of the fair value hierarchy.

Transfers between the fair value hierarchy levels are determined using the fair value on the actual date of circumstance that caused the transfer.

Foreign Currency

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Foreign currency translation adjustments arise from changes

in the fair values of assets and liabilities, other than investments in securities, resulting from changes in exchange rates.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are depreciated on a declining balance basis over the expected useful life which ranges from 1 to 5 years. Leasehold improvements are amortized on a straight line basis over the life of the lease term.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Stock-based Compensation

On June 2, 2011, the Partnership adopted an Equity Incentive Plan ("EIP") for its US employees. The Partnership may allocate common shares of its ultimate shareholder, SII, to employees as either (i) restricted stock, (ii) unrestricted stock or (iii) restricted stock units ("RSUs"), the resulting common shares of which will be issued from the treasury of SII.

The Partnership uses the fair value method to account for equity settled share-based payments with employees. Compensation expense is determined using the closing price of SII stock on the day the RSU is granted and recognized over the vesting period with a corresponding increase to partners' capital. In 2018, the Partnership issued 1,900,000 RSU units during the year and reflected a recognized an increase to partners' capital of 1,748,217.

Income Taxes

The financial statements do not include a provision for United States federal, state or local income taxes because the Partnership is not a taxable entity and its partners are taxed on their respective share of partnership earnings.

New Accounting policies

The Partnership adopted Topic 606 Revenue from contract with customers with a date of initial application of January 1, 2018. The Partnership applied Topic 606 using the cumulative effect method - i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balances of equity as January 1, 2018 with no adjustment for prior years. The transition to Topic 606 did not result in any significant changes to the timing and amount of revenue recognized and therefore the impact to opening retained earnings was nil.

Future accounting standards

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The new standard is effective for us on January 1, 2019, with early adoption permitted. We expect to adopt the new standard on its effective date. We are currently assessing the impact of the new accounting standard on our financial statement.

NOTE 2 -   *NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Partnership had net capital and net capital requirements of $1,129,349 and $250,000, respectively. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 1.61 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   *FAIR VALUE MEASUREMENTS*

The Partnership's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Partnership's policies.

The following table presents information about the Partnership's assets measured at fair value and its categorization in the fair value hierarchy as of December 31, 2018:

	Level 1	Level 2	Level 3	Balance as of December 31, 2018
Assets:				
Public equities	$ 968,737	—	—	968,737
Private securities	—	—	42,013	42,013
Common share purchase warrants	—	77,829	—	77,829
Securities, at fair value	$ 968,737 $	77,829 $	42,013 $	1,088,579

During the year ended December 31, 2018, $10,449 was transferred between Level 2 and Level 1 due to the release of trading restrictions by the issuer.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2018 are as follows:

	Balance as at December 31, 2017	Purchases of Securities	Proceeds from Sale of Securities	Transfers to Level 1 or 2	Realized and Unrealized Gains/(Losses)	Balance as at December 31, 2018
Assets:						
Private securities	$ 43,464 $	—	— $	— $	(1,451)$	42,013

NOTE 4 - COMMITMENTS

The Partnership leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through June 2022. Future minimum rental commitments under these leases are approximately as follows:

Year	Total
2019	$ 496,752
2020	511,434
2021	526,556
2022	277,846
	$ 1,812,588

NOTE 5 -   RELATED PARTY TRANSACTIONS

The Partnership is affiliated with Resource Capital Investment Corporation ("RCIC") through common ownership. RCIC is the general partner of thirteen investment partnerships, Exploration Capital Partners 1998-B Limited Partnership, Exploration Capital Partners 2000 Limited Partnership, Exploration Capital Partners 2005 Limited Partnership, Exploration Capital Partners 2006 Limited Partnership, Exploration Capital Partners 2008 Limited Partnership, Exploration Capital Partners 2009 Limited Partnership, Exploration Capital Partners 2012 Limited Partnership, Exploration Capital Partners 2014 Limited Partnership, Resource Income Partners Limited Partnership, Natural Resource Income Investing Limited Partnership, Sprott Natural Resource Lending Fund 2016 LP , Sprott Rights & PIPES I and Sprott Rights & PIPES VII (collectively "Exploration"). For the year ended December 31, 2018, RCIC reimbursed the Partnership $1,098,209 for its portion of selling, general, administration and compensation overhead. As of December 31, 2018, the Partnership has a receivable from RCIC for $248,092.

The Partnership receives fees charged for the execution of purchases and sales of securities from Exploration. For the year ended December 31, 2018, the Partnership received $49,724 in commissions and trading fees from Exploration.

The Partnership is also affiliated with Sprott Asset Management USA ("SAM USA") by virtue of common ownership. The Partnership receives a fee for providing back office management and administrative services. For the year ended December 31, 2018, the Partnership earned $157,683 for the performance of such services and had a receivable from SAM USA of $818,716 of which $585,250 relates to salaries paid on behalf of SAM USA. As of December 31, 2018, the Partnership had payable to SAM USA of $1,272,598 for fees received from the clearing broker related to management fees earned by SAM USA.

The Partnership pays the general partner a management fee of $3,000 each calendar quarter. For the year ended December 31, 2018, the Partnership paid management fees of $12,000 of which $10,000 remained payable to RII at December 31, 2018. As of December 31, 2018, the Partnership has other receivable from RII of $27,346 and other payable to RII of $8,911 for expenses paid on behalf of the Partnership.

The Partnership is affiliated with Sprott Private Wealth LP ("SPW"), a subsidiary of SII. The Partnership participates from time to time in the selling of SPW brokered business and is paid a fee for this service. In addition, the Partnership pay expenses on behalf of SPW. As of December 31, 2018, the Partnership had a receivable of $32,070 and a payable to SPW of $Nil.

The Partnership is affiliated with SII. The Partnership is charged certain expenses by SII and subsequently reimburses these costs to SII. For the year ended December 31, 2018, the Partnership was charged $334,342 of head office costs and had a payable to SII of $158,540. The Partnership also recovers expenses from SII for general, administration and compensation overheads. For the year ended December 31, 2018, the Partnership paid $77,768 on SII's behalf of which $Nil is receivable at year end.

The Partnership is also affiliated with Sprott Asset Management LP ("SAM"), a subsidiary of SII. In the normal course of business, SAM and the Partnership incur expenses on each other's behalf which are reimbursed on a periodic basis. For the year ended December 31, 2018, the Partnership incurred $2,180,846 of costs on behalf of SAM while SAM

incurred costs of $80,035 on behalf of the Partnership. As of December 31, 2018, the Partnership has a payable of $78,885 to SAM and a receivable of $726,228.

The Partnership is affiliated with Sprott Resource Lending Partnership ("SRLP"), a subsidiary of SII. In the normal course of business, SRLP and the Partnership may incur expenses on each other's behalf which are reimbursed on a periodic basis. For the year ended December 31, 2018, the Partnership incurred $663,929 of costs on behalf of SRLP while SRLP incurred costs of $47,739 on behalf of the Partnership. As of December 31, 2018, the Partnership has a receivable of $305,047 and payable of $Nil.

In the normal course of business, the Partnership and other subsidiaries of SII may incur expenses on each other's behalf which are reimbursed on a periodic basis.

As of December 31, 2018, the Partnership has additional receivables from wholly-owned subsidiaries of SII as follows:

	December 31, 2018
Sprott Consulting LP ("SC LP")	5,371
Sprott Resource Lending Corp ("SRLC")	2,154
Sprott Resource Consulting LP ("SRC LP")	568
Sprott US Media ("SUSM")	2,764

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Partnership's future operating results may be affected by several factors. The investments of the Partnership may be affected by general and local economic, political and social conditions that can affect the prices of the securities in countries in which companies undertake their activities. Markets can also be affected by currency fluctuations, new tax and environmental legislation, laws restricting sales of natural resources and the absence of liquidity in the securities.

In the normal course of business, the Partnership's client activities through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Partnership to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Partnership's trading activities, the Partnership has purchased securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2018.

The Partnership has a portion of its assets on deposit with clearing brokers. Assets deposited with clearing brokers are subject to credit risk. In the event of a clearing broker's insolvency, the amounts held with the clearing brokers could be subject to forfeiture.

The Partnership's financial instruments not carried at fair value, including cash, receivables, payables and other liabilities are carried at amounts which approximate fair value given their short-term maturity.

The Partnership clears all of its trades through its clearing broker, a major U.S. financial institutions. In the event the carrying broker does not fulfill its obligations, the Partnership may be exposed to risk of loss on securities owned and receivable from the clearing broker. The Partnership attempts to minimize this risk by monitoring the creditworthiness of its clearing broker.

In the ordinary course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of loss to be remote.

NOTE 7 -   SUBSEQUENT EVENTS

The Partnership has performed an evaluation of subsequent events that have occurred subsequent to the statement of financial condition date and through to February 27, 2019 which is the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments in these financial statements.



KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto, ON M5H 2S5
Canada

Telephone: (416) 777-8500
Fax: (416) 777-8818
Internet: www.kpmg.ca

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sprott Global Resource Investments, Ltd.:

We have reviewed management's statements, included in the accompanying Sprott Global Resource Investments, Ltd.'s Exemption Report (the Exemption Report), in which (1) Sprott Global Resource Investments, Ltd. (the Partnership) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Partnership stated that it met the identified exemption provisions from January 1, 2018 to December 31, 2018 without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 27, 2019
Toronto, Canada

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
13*13*****2721***********************MIXED AADC 220
47039   FINRA   DEC
SPROTT GLOBAL RESOURCE INVESTMENTS LTD
ATTN: GRETCHEN CARTER
1910 PALOMAR POINT WAY STE 200
CARLSBAD, CA 92008-5578
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ __9,065__

   B. Less payment made with SIPC-6 filed (exclude interest)   (__5,219__)
      July 27, 2018
         Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   __3,846__

   E. Interest computed on late payment (see Instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ __3,846__

   G. **PAYMENT:** √ the box
     Check mailed to P.O. Box ☐   Funds Wired ☒   ACH ☐
     Total (must be same as F above) $ __3,846__

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sprott Global Resource Investments, Ltd.
(Name of Corporation, Partnership or other organization)

Robert Villaflor _____(Authorized Signature)_____

Dated the __26th__ day of __February__ , 20 __19__ .

Chief Executive Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ **6,404,687**

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts. **1,008,950**

Total additions **7,413,637**

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. **995,417**

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. **374,812**

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions **1,370,229**

2d. SIPC Net Operating Revenues $ **6,043,408**

2e. General Assessment @ .0015 $ **9,065**

(to page 1, line 2.A.)

2



Sprott Global Resource Investments, Ltd.'s Exemption Report

February 21, 2018

Sprott Global Resource Investments, Ltd. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Partnership states it has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) from January 1, 2018 to December 31, 2018, without exception.

Very truly yours,

Sprott Global Resource Investments, Ltd.

Mr. Robert Villaflor
Chief Executive Officer

Ms. Gretchen Carter
FINOP



KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto, ON M5H 2S5
Canada

Telephone: (416) 777-8500
Fax: (416) 777-8818
Internet: www.kpmg.ca

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Sprott Global Resource Investments, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018, which were agreed to by Sprott Global Resource Investments, Ltd. (the Partnership) and SIPC, solely to assist you and SIPC in evaluating the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Financial Statements for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Partnership's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 27, 2019
Toronto, Canada